Filed Pursuant to Rule 433

Registration Statement No. 333-200089

Dated July 19, 2016

The Bank of Nova Scotia

U.S.$600,000,000 Reopening of 1.650% Senior Notes Due 2019

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Issuer:	The Bank of Nova Scotia (the “Bank”)
Title of Securities:	1.650% Senior Notes due 2019 (the “Notes”)
Aggregate Principal Amount Initially Issued on June 14, 2016:	U.S.$1,000,000,000
Aggregate Principal Amount to be Issued in Reopening:	U.S.$600,000,000
Aggregate Principal Amount, After Giving Effect to Reopening:	U.S.$1,600,000,000
Maturity Date:	June 14, 2019
Price to Public:	100.290% of the principal amount of the Notes (plus Accrued Interest)
Accrued Interest:	U.S.$1,045,000, representing accrued interest from June 14, 2016 to, but not including, the settlement date, assuming settlement on July 22, 2016
Underwriters’ Fee:	0.250%
Net Proceeds to the Bank After Underwriters’ Fee and Before Expenses:	U.S.$600,240,000 (excluding Accrued Interest)
Coupon (Interest Rate):	1.650%
Re-offer Yield:	1.547%
Spread to Benchmark Treasury:	T + 72 basis points
Benchmark Treasury:	0.750% due July 15, 2019
Benchmark Treasury Yield:	0.827%
Interest Payment Dates:	June 14 and December 14 of each year, commencing on December 14, 2016
Day Count / Business Day Convention:	30/360; Following, Unadjusted
Trade Date:	July 19, 2016
Settlement Date:	July 22, 2016 (T+3)
CUSIP / ISIN:	064159 HT6 / US064159HT62
Underwriters:

Underwriter	Principal Amount of 1.650% Senior Notes due 2019 to Be Purchased
Scotia Capital (USA) Inc.	U.S.$147,000,000
Citigroup Global Markets Inc.	147,000,000
Goldman, Sachs & Co.	147,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	147,000,000
Wells Fargo Securities, LLC	12,000,000
Total	U.S.$600,000,000

The Bank has filed a registration statement (File No. 333-200089) (including a base shelf prospectus dated December 1, 2014) and a preliminary prospectus supplement dated July 19, 2016 (including the base shelf prospectus, the “Prospectus”) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Prospectus and the documents incorporated therein by reference that the Bank has filed with the SEC for more complete information about the Bank and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website, which may be accessed at www.sedar.com. Alternatively, the Bank or any underwriter participating in the offering will arrange to send you the Prospectus and any document incorporated therein by reference if you request such documents by calling, Scotia Capital (USA) Inc. at 1-800-372-3930, Citigroup Global Markets Inc. at 1-800-831-9146, Goldman, Sachs & Co. at 1-866-471-2526 and Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322.